UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2017

Commission File Number: 000-55716

Trilogy International Partners Inc.
(Translation of registrant's name into English)

155 - 108 Avenue NE, Suite 400, Bellevue, Washington 98004
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[           ] Form 20-F   [ x ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

SUBMITTED HEREWITH

Exhibits

99.1	Indenture dated as of May 2, 2017 relating to the 8.875% Senior Secured Notes due 2022 of Trilogy International Partners LLC and Trilogy International Finance Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRILOGY INTERNATIONAL PARTNERS INC.
(Registrant)

Date: May 4, 2017	By:	/s/ Erik Mickels

Erik Mickels
	Title:	Senior Vice President and Chief Financial Officer